KERYX BIOPHARMACEUTICALS, INC.
2009 CEO INCENTIVE PLAN

Optionee: Ron Bentsur

Number Shares Subject to Option: 600,000

Exercise Price per Share: $0.35

Grant Date: May 20, 2009

1.  Grant of Option.  Keryx Biopharmaceuticals, Inc. (the “Company”) hereby grants to the Optionee named above (the “Optionee”) a non-qualified stock option to purchase, on the terms and conditions set forth in this agreement (this “Option Agreement”), the number of shares indicated above of the Company’s $0.001 par value common stock (the “Stock”), at the exercise price per share set forth above (the “Option”).  The Option is granted as an inducement award pursuant to Nasdaq Marketplace Rule 4350(i)(1)(a)(iv) and is not granted under any established plan of the Company.  The Option is a non-qualified stock option that is not intended to meet the requirements of an “incentive stock option” under Section 422 of the Code.

2.  Definitions. The following words and phrases shall have the following meanings:

“Board” shall mean the Board of Directors of the Company.

“Cause”  shall have the meaning set forth in the Employment Agreement.

“Change in Control” shall have the meaning set forth in the Employment Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.  For purposes of this Option Agreement, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

“Committee” means the Company’s Compensation Committee.

“Disability”  shall have the meaning set forth in the Employment Agreement.

“Employment Agreement” shall mean the employment agreement between Optionee and the Company, dated as of September 14, 2009.

“Fair Market Value” means, as of any date, the value of a share of the Company’s Stock determined as follows: (a) if the Stock is then quoted on the Nasdaq National Market, its closing price on the Nasdaq National Market on the date of determination as reported in The Wall Street Journal; (b) if such Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Stock is listed or admitted to trading as reported in The Wall Street Journal; (c) if such Stock is publicly traded but is not quoted on the Nasdaq National Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal; or (d) if none of the foregoing is applicable, by the Board in good faith and in compliance with Code Section 409A.

“Good Reason” shall have the meaning set forth in the Employment Agreement.

3.  Vesting of Option.  The Option shall vest (become exercisable) in four (4) equal annual installments beginning on the first anniversary of the Grant Date, provided that Optionee is employed by the Company on each such vesting date.  Notwithstanding the foregoing vesting schedule, the Option shall become fully vested and exercisable upon (i) a Change in Control, unless the Option is assumed by the surviving entity or otherwise equitably converted or substituted in connection with the Change in Control, or (ii) if the Option is assumed by the surviving entity or otherwise equitably converted or substituted in connection with a Change in Control, the termination of Optionee’s employment without Cause or Optionee’s resignation for Good Reason within one year after the effective date of the Change in Control.

4.  Period of Option and Limitations on Right to Exercise.  The term of the Option will be for a period of ten years, expiring at 5:00 p.m., Eastern Time, on the tenth anniversary of the Grant Date (the “Expiration Date”).  To the extent not previously exercised, the Option will lapse prior to the Expiration Date upon the earliest to occur of the following circumstances:

(a)  Twelve months after the termination of Optionee’s employment by reason of Optionee’s death or Disability.

(b)  Twelve months after the termination of Optionee’s employment by Optionee for Good Reason or by the Company other than for Cause or Disability.

(c)  Twelve months after the termination of Optionee’s employment by the Company upon the normal expiration of the Employment Period (as defined in the Employment Agreement).

(d)  Immediately upon the termination of Optionee’s employment by the Company for Cause or upon Optionee’s resignation other than for Good Reason.

The Committee may, prior to the lapse of the Option under the circumstances described in subparagraphs (a), (b), (c) or (d) above, extend the time to exercise the Option as determined by the Committee in writing, but in no event may the Option be extended beyond the Expiration Date.  If Optionee returns to employment with the Company during the designated post-termination exercise period, then Optionee shall be restored to the status Optionee held prior to such termination but no vesting credit will be earned for any period Optionee was not employed by the Company.  If Optionee or his or her beneficiary exercises an Option after termination of employment, the Option may be exercised only with respect to the Option shares that were otherwise vested on the date of Optionee’s termination of employment, including Option shares vested by acceleration under Section 3.

5.  Exercise of Option.  The Option shall be exercised by (a) written notice directed to the Secretary of the Company or his or her designee at the address and in the form specified by the Secretary from time to time and (b) payment to the Company in full for the shares of Stock subject to such exercise (unless the exercise is a broker-assisted cashless exercise, as described below).  If the person exercising an Option is not Optionee, such person shall also deliver with the notice of exercise appropriate proof of his or her right to exercise the Option.  Payment for such shares of Stock shall be in (a) cash, (b) shares of Stock previously acquired by the purchaser, (c) shares of Stock withheld from the Option, or (d) any combination thereof, for the number of shares of Stock specified in such written notice.  The value of shares of Stock surrendered or withheld for this purpose shall be the Fair Market Value as of the last trading day immediately prior to the exercise date.  To the extent permitted under Regulation T of the Federal Reserve Board, and subject to applicable securities laws and any limitations as may be applied from time to time by the Committee (which need not be uniform), the Option may be exercised through a broker in a so-called “cashless exercise” whereby the broker sells the Option shares on behalf of Optionee and delivers cash sales proceeds to the Company in payment of the exercise price.

6.  Beneficiary Designation.  The Optionee may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Optionee hereunder and to receive any distribution with respect to the Option upon the Optionee’s death.  A beneficiary, legal guardian, legal representative, or other person claiming any rights hereunder is subject to all terms and conditions of this Option Agreement and to any additional restrictions deemed necessary or appropriate by the Committee.  If no beneficiary has been designated or survives Optionee, the Option may be exercised by the legal representative of Optionee’s estate, and payment shall be made to Optionee’s estate.  Subject to the foregoing, a beneficiary designation may be changed or revoked by Optionee at any time provided the change or revocation is filed with the Company.

7.  Withholding.  The Company has the authority and the right to deduct or withhold, or require Optionee to remit to the employer, an amount sufficient to satisfy federal, state, and local taxes (including Optionee’s FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the exercise of the Option.  The Committee may permit in its sole discretion the withholding requirement to be satisfied, in whole or in part, by withholding from the Option shares of Stock having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes.  The obligations of the Company under this Option Agreement will be conditional on such payment or arrangements, and the Company will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to Optionee.

8.  Limitation of Rights.  The Option does not confer to the Optionee or the Optionee’s personal representative any rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with the exercise of the Option.  Nothing in this Option Agreement shall interfere with or limit in any way the right of the Company to terminate the Optionee’s service at any time, nor confer upon the Optionee any right to continue in the service of the Company.

9.  Stock Reserve.  The Company shall at all times during the term of this Option Agreement reserve and keep available such number of shares of Stock as will be sufficient to satisfy the requirements of this Option Agreement.

10.  Restrictions on Transfer and Pledge.  No right or interest of Optionee in the Option may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company, or shall be subject to any lien, obligation, or liability of Optionee to any other party other than the Company.  The Option is not assignable or transferable by Optionee other than by will or the laws of descent and distribution or pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to this Option; provided, however, that the Committee may (but need not) permit other transfers.  The Option may be exercised during the lifetime of Optionee only by Optionee or any permitted transferee.

11.  Restrictions on Issuance of Shares.  If at any time the Committee shall determine in its discretion, that registration, listing or qualification of the shares of Stock covered by the Option upon any securities exchange or similar self-regulatory organization or under any foreign, federal, or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the Option, the Option may not be exercised in whole or in part unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

12.  Changes in Capital Structure.

(a)  In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of the Stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the Committee shall make such adjustments to the Option as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.  Action by the Committee may include: (i) adjustment of the number and kind of shares that may be delivered under the Option; (ii) adjustment of the number and kind of shares subject to the Option; (iii) adjustment of the exercise price of the Option; and (iv) any other adjustments that the Committee determines to be equitable.  Notwithstanding the foregoing, the Committee shall not make any adjustments to the Option that would constitute a modification or substitution of the stock right under Treas. Reg. Sections 1.409A-1(b)(5)(v) that would be treated as the grant of a new stock right or change in the form of payment for purposes of Code Section 409A.  Without limiting the foregoing, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the shares of Stock then subject to the Option shall automatically, without the necessity for any additional action by the Committee, be adjusted proportionately without any change in the aggregate purchase price therefor.

(b)  Upon the occurrence or in anticipation of any corporate event or transaction involving the Company (including, without limitation, any merger, reorganization, recapitalization, combination or exchange of shares, or any transaction described in (a) above), the Committee may, in its sole discretion, provide (i) that the Option will be settled in cash rather than Stock, (ii) that the Option will become immediately vested and exercisable (in whole or in part) and will expire after a designated period of time to the extent not then exercised, (iii) that the Option will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iv) that the Option may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Stock, as of a specified date associated with the transaction, over the exercise price of the Option or (v) any combination of the foregoing.  stockholder

13.  Successors.  This Option Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Option Agreement.

14.  Severability.  If any one or more of the provisions contained in this Option Agreement are invalid, illegal or unenforceable, the other provisions of this Option Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included.

15.  Notice.  Notices and communications under this Option Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid.  Notices to the Company must be addressed to Keryx Biopharmaceuticals, Inc., 750 Lexington Avenue, New York, NY 10022, Attn: Secretary, or any other address designated by the Company in a written notice to the Optionee.  Notices to the Optionee will be directed to the address of the Optionee then currently on file with the Company, or at any other address given by the Optionee in a written notice to the Company.

16. Amendment and Modification.  This Option Agreement may be amended or modified only by a writing signed by both parties hereto.

17.  Governing Law. This Option Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

(signatures on following page)

IN WITNESS WHEREOF, Keryx Biopharmaceuticals, Inc., acting by and through its duly authorized officers, has caused this Option Agreement to be executed, and the Optionee has executed this Option Agreement.

KERYX BIOPHARMACEUTICALS, INC.:

By:	/s/ James F. Oliviero
Name: James F. Oliviero
Title: Chief Financial Officer

	Date:	March 23, 2010

OPTIONEE:

/s/ Ron Bentsur
Ron Bentsur

	Date:	March 23, 2010